SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

  PRIMO WATER CORPORATION

(now known as Primo Water Holdings, LLC)

(Name of Issuer)

  Common Stock, par value $0.001 per share

(Title of Class of Securities)

74165N 10 5

(CUSIP Number)

Billy D. Prim

c/o Primo Water Corporation

101 North Cherry Street, Suite 501

Winston-Salem, North Carolina 27101

(336) 331-4000

with a copy to:

Sean M. Jones

K&L Gates LLP

300 South Tryon Street, Suite 1000

Charlotte, North Carolina 28202

       (704) 331-7406

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

   March 2, 2020

(Date of Event Which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 74165N 10 5	13D/A	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Billy D. Prim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 74165N 10 5	13D/A	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON deborah W. Prim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 74165N 10 5	13D/A	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON BD Prim, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NORTH CAROLINA
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74165N 10 5	13D/A	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON BILLY D. PRIM REVOCABLE TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NORTH CAROLINA
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74165N 10 5	13D/A	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON 2010 iRREVOCABLE TRUST FBO SARCANDA WESTMORELAND BELLISSIMO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NORTH CAROLINA
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74165N 10 5	13D/A	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON 2010 iRREVOCABLE TRUST FBO ANTHONY GRAY WESTMORELAND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NORTH CAROLINA
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74165N 10 5	13D/A	Page 8 of 11 Pages

1	NAME OF REPORTING PERSON 2010 iRREVOCABLE TRUST FBO JAGER GRALYN DEAN BELLISSIMO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NORTH CAROLINA
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74165N 10 5	13D/A	Page 9 of 11 Pages

1	NAME OF REPORTING PERSON 2010 iRREVOCABLE TRUST FBO JOSEPH ALEXANDER BELLISSIMO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NORTH CAROLINA
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

This Amendment No. 2 (the “Amendment No. 2”) relating to the Common Stock, $0.001 par value (the “Common Stock”), of Primo Water Corporation (now known as Primo Water Holdings, LLC) (“Primo” or the “Company”), is filed to amend certain Items of the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 28, 2011, as amended by the Schedule 13D/A filed with the Commission on August 24, 2017 (the “Original Schedule 13D” and, together with the Amendment No. 2, the “Schedule 13D”) on behalf each of (i) Billy D. Prim, (ii) Deborah W. Prim, (iii) BD Prim, LLC, (iv) Billy D. Prim Revocable Trust, (v) 2010 Irrevocable Trust fbo Sarcanda Westmoreland Bellissimo, (vi) 2010 Irrevocable Trust fbo Anthony Gray Westmoreland, (vii) 2010 Irrevocable Trust fbo Jager Graylyn Dean Bellissimo, and (viii) 2010 Irrevocable Trust fbo Joseph Alexander Bellissimo (collectively, the “Reporting Persons”). Except as set forth in this Amendment No. 2, all previous Items are unchanged.

Item 4.     Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On March 2, 2020, the parties to the Agreement and Plan of Merger, dated as of January 13, 2020 (as amended, restated, supplemented or otherwise modified prior to the date hereof, the “merger agreement”), by and among Primo, Cott Corporation (“Cott”), Cott Holdings Inc., a wholly-owned subsidiary of Cott (“Holdings”), Fore Merger LLC, a wholly-owned subsidiary of Holdings (“Merger Sub”), and Fore Acquisition Corporation, a wholly-owned subsidiary of Merger Sub (the “Purchaser”), consummated the transactions contemplated by the merger agreement pursuant to which the Purchaser merged with and into Primo (the “first merger”), with Primo surviving the first merger as a wholly-owned subsidiary of Merger Sub and (ii) immediately following the first merger, Primo merged with and into Merger Sub (the “second merger” and together with the first merger, the “mergers”), with Merger Sub being the surviving entity as a wholly-owned subsidiary of Cott.

As a result of the consummation of the mergers, the Reporting Persons no longer beneficially own any shares of the Company’s Common Stock.

Item 5.     Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)&(b) Amount and Nature of Beneficial Ownership Reported.

As of the date hereof, none of the Reporting Persons own any shares of the Company’s Common Stock.

(c)     Recent Transactions.

Except for the merger agreement and the transactions contemplated thereby, the Reporting Persons have not effected any transaction in the shares of the Company’s Common Stock during the past 60 days.

(d)     Certain Rights to Receive Dividends or Direct Sale Proceeds.

N/A

(e)     Ownership of Five Percent or Less of Class.

On March 2, 2020, the Reporting Persons ceased to beneficially own more than 5% of the outstanding shares of the Company’s Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2020

/s/ Billy D. Prim

Billy D. Prim

/s/ Deborah W. Prim

Deborah W. Prim

BD Prim, LLC

By: /s/ Billy D. Prim

Billy D. Prim, Manager

Billy D. Prim Revocable Trust

By: /s/ Billy D. Prim

Billy D. Prim, Trustee

2010 Irrevocable Trust fbo Sarcanda W. Bellissimo

By: /s/ Billy D. Prim

Billy D. Prim, Trustee

2010 Irrevocable Trust fbo Anthony Gray Westmoreland

By: /s/ Billy D. Prim

Billy D. Prim, Trustee

2010 Irrevocable Trust fbo Jager Gralyn Dean Bellissimo

By: /s/ Billy D. Prim

Billy D. Prim, Trustee

2010 Irrevocable Trust fbo Joseph Alexander Bellissimo

By: /s/ Billy D. Prim

Billy D. Prim, Trustee